TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold to Announce 2024 Financial and Operating Results and 2025 Guidance on February 19, 2025

February 5, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its financial and operating results for the fourth quarter and fiscal year ended December 31, 2024, along with its 2025 production and cost guidance, on Wednesday, February 19, 2025, after market close.

Equinox Gold will host a live conference call and webcast to discuss the results the following morning on Thursday, February 20, 2025, commencing at 7:30 am PT (10:30 am ET).

Conference call

Toll-free in U.S. and Canada: 1-844-763-8274

International callers: +1-647-484-8814

Webcast

www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until August 20, 2025.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com